EXHIBIT 99.1

FirstService Reports Solid Second Quarter Results

Colliers International Posts Sharp Increase in Second Quarter Revenues

Operating highlights:
	Quarter ended June 30		Six months ended June 30
	2010	2009	2010	2009

Revenues (millions)	$ 501.4	$ 425.3	$ 903.8	$ 786.4
Adjusted EBITDA (millions) (note 1)	44.6	41.2	64.6	53.6
Adjusted EPS (note 2)	0.48	0.46	0.63	0.55

TORONTO, July 28, 2010 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (Nasdaq:FSRV) preferred shares (TSX:FSV.PR.U) today reported results for its second quarter ended June 30, 2010. All amounts are in US dollars.

Revenues for the second quarter were $501.4 million, an 18% increase relative to the same quarter in the prior year, Adjusted EBITDA (note 1) was $44.6 million, up 8% from $41.2 million and Adjusted EPS (note 2) was $0.48, up 4% versus $0.46 reported in the prior year quarter. GAAP EPS from continuing operations was $0.08 per share in the quarter, compared to a loss of $0.08 for the same quarter a year ago.

For the six months ended June 30, 2010, revenues were $903.8 million, a 15% increase relative to the comparable prior year period, while Adjusted EBITDA was $64.6 million, up 21%, and Adjusted EPS was $0.63, up 15%. GAAP EPS from continuing operations for the six month period was $0.06, compared to a loss of $1.62 in the prior year period.

"Overall, we were pleased with our quarterly results, with our Commercial Real Estate operations rebounding sharply over the prior year, and both Residential Property Management and Property Services delivering solid results despite economic conditions which remain challenging," said Jay S. Hennick, Founder and Chief Executive Officer of FirstService Corporation. "With a strong balance sheet and our operations on a solid footing, we are well positioned to extend our long term track record of successfully balancing internal growth with acquisitions to build value for our shareholders," he added.

About FirstService Corporation

FirstService Corporation is a global diversified leader in the rapidly growing real estate services sector, providing services in commercial real estate, residential property management and property services. Industry-leading service platforms include Colliers International, the third largest global player in commercial real estate services; FirstService Residential Management, the largest manager of residential communities in North America; and TFC, North America's largest provider of property services through franchise and contractor networks.

FirstService generates over US$1.8 billion in annualized revenues and has more than 18,000 employees worldwide. More information about FirstService is available at www.firstservice.com.

Segmented Quarterly Results

Commercial Real Estate Services revenues totalled $217.1 million for the second quarter, up 52% relative to the prior year quarter. Revenue growth was comprised of 37% internal growth measured in local currencies, an 8% favourable impact from foreign currency translation and 7% growth from recent acquisitions.   Internal growth was led by a strong rebound in North America.  The Asia Pacific region also posted significant internal growth in the second quarter, particularly in China and India where revenues doubled relative to the prior year quarter. European revenues were similar to the prior year quarter, as a result of continuing economic weakness in the region.  Quarterly EBITDA was $13.1 million, up from $2.0 million reported in the prior year quarter.

Residential Property Management revenues were $169.2 million for the second quarter, up 1% from $167.9 million reported in the prior year quarter. Similar to results reported for the first quarter, growth in contractual property management fee revenues was offset by a decline in ancillary property services revenues, including landscaping and swimming pool repair and restoration that are discretionary in nature. EBITDA for the quarter was $16.5 million, versus $16.9 million in the prior year period.

Property Services revenues totalled $115.0 million, relative to $114.8 million in the prior year period. Revenues were impacted by a slight reduction in volumes at the Field Asset Services property preservation and foreclosure services vendor network, while the segment's consumer-oriented franchises reported higher revenues relative to the prior year period. EBITDA for the second quarter was $19.3 million versus $22.7 million in the prior year as a result of significant operating leverage at Field Asset Services from a surge in new client activity in the first half of 2009.

Quarterly corporate costs were $4.7 million, relative to $2.0 million in the prior year period. The current quarter's results were impacted by higher performance-based compensation accruals and foreign currency translation of Canadian dollar-denominated expenses.

Deferred Income Tax Valuation Allowance

During the second quarter, the Company recorded an increase in its valuation allowance with respect to deferred income tax assets, which increased income tax expense by $2.6 million and decreased GAAP earnings per share by $0.08. In the prior year quarter, the valuation allowance amounted to $2.5 million, or $0.08 per share. For the six months ended June 30, 2010, the increase to income tax expense and reduction to GAAP earnings per share were $6.5 million and $0.20, respectively (2009 - $15.0 million and $0.47, respectively). The valuation allowance relates to tax loss carry-forwards in the Company's Commercial Real Estate operations, which remain available to offset taxes over the next 17 to 20 years.

Conference Call

FirstService will be holding a conference call on Wednesday, July 28, 2010 at 11:00 a.m. Eastern Time to discuss results for the first quarter. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the "Investors / Newsroom" section.

Notes

1. Reconciliation of net earnings (loss) from continuing operations to Adjusted EBITDA:

Adjusted EBITDA is defined as net earnings from continuing operations before non-controlling interest share of earnings, income taxes, interest, depreciation, amortization, goodwill impairment charges, acquisition-related accounting items, stock-based compensation expense and cost containment expense. The Company uses EBITDA to evaluate its own operating performance and as an integral part of its planning and reporting systems. Additionally, the Company uses EBITDA in conjunction with discounted cash flow models to determine its overall enterprise valuation and to evaluate acquisition targets. The Company believes EBITDA is a reasonable measure of operating performance because of the low capital intensity of its service operations. The Company believes EBITDA is a financial metric used by many investors to compare companies, especially in the services industry. EBITDA is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company's method of calculating EBITDA may differ from other issuers and accordingly, EBITDA may not be comparable to measures used by other issuers. A reconciliation of net earnings from continuing operations to EBITDA and Adjusted EBITDA appears below.

(in thousands of US$)	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

Net earnings (loss) from continuing operations	$ 14,674	$ 11,659	$ 21,311	$ (32,668)
Income tax	11,174	11,693	10,961	19,184
Other expense (income)	1,280	(963)	2,912	(1,054)
Interest expense, net	4,579	3,040	8,655	5,694
Operating earnings (loss)	31,707	25,429	43,839	(8,844)
Depreciation and amortization	12,087	11,357	23,598	23,617
Goodwill impairment charge	--	--	--	29,583
EBITDA	43,794	36,786	67,437	44,356
Acquisition-related items	348	--	(4,211)	--
Stock-based compensation expense	436	1,534	1,418	3,171
Cost containment	--	2,863	--	6,075
Adjusted EBITDA	$ 44,578	$ 41,183	$ 64,644	$ 53,602

2. Reconciliation of net earnings (loss) and net earnings (loss) per common share from continuing operations to adjusted net earnings and adjusted net earnings per share:

Adjusted diluted earnings per share from continuing operations is defined as diluted net earnings per share from continuing operations plus the effect, after income tax, of: (i) the non-controlling interest redemption increment recognized in connection with the accounting standards on non-controlling interests ("NCI"); (ii) amortization expense related to intangible assets recognized in connection with acquisitions; (iii) goodwill impairment charges; (iv) acquisition-related items, including the settlement of an acquisition-related liability, transaction costs and contingent consideration fair value adjustments; (v) stock-based compensation expense; (vi) cost containment expense and (vii) deferred income tax valuation allowances related to tax loss carry-forwards. The Company believes adjusted earnings per share is a useful measure of operating performance because it enhances the comparability of operating results from period to period. This is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. The Company's method of calculating this measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation appears below.

(in thousands of US$)	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

Net earnings (loss) attributable to common shareholders	$ 2,294	$ (1,918)	$ 1,768	$ (50,397)
Non-controlling interest redemption increment	5,930	8,931	6,220	10,847
Company share of net (earnings) loss from discontinued operations, net of tax	--	(364)	--	2,954
Acquisition-related items	348	--	(4,211)	--
Amortization of intangible assets	5,258	4,732	10,009	11,253
Goodwill impairment charge	--	--	--	29,583
Stock-based compensation expense	436	1,534	1,418	3,171
Cost containment	--	2,863	--	6,075
Realized gain on available-for-sale securities	--	(943)	--	(943)
Income tax on adjustments	(1,964)	(2,906)	(3,953)	(6,653)
Deferred income tax valuation allowance	2,572	2,476	6,470	14,958
Non-controlling interest on adjustments	(415)	(770)	1,123	(4,709)
Adjusted net earnings from continuing operations	$ 14,459	$ 13,635	$ 18,844	$ 16,139

(US$)	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

Net earnings (loss) per common share from continuing operations	$ 0.08	$ (0.08)	$ 0.06	$ (1.62)
Non-controlling interest redemption increment	0.19	0.30	0.20	0.37
Acquisition-related items	0.01	--	(0.07)	--
Amortization of intangible assets, net of tax	0.11	0.09	0.21	0.23
Goodwill impairment charge	--	--	--	0.93
Stock-based compensation expense, net of tax	0.01	0.03	0.03	0.06
Cost containment, net of tax	--	0.06	--	0.13
Realized gain on available-for-sale securities	--	(0.02)	--	(0.02)
Deferred income tax valuation allowance	0.08	0.08	0.20	0.47
Adjusted diluted net earnings per common share from continuing operations	$ 0.48	$ 0.46	$ 0.63	$ 0.55

Forward-looking Statements

This press release includes or may include forward-looking statements. Forward-looking statements include the Company's financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company's services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company's filings with applicable Canadian and United States securities regulatory authorities (which factors are adopted herein).

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's quarterly financial statements and MD&A to be made available on SEDAR at www.sedar.com.

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings
(in thousands of US dollars, except per share amounts)

	Three months ended June 30		Six months ended June 30
(unaudited)	2010	2009	2010	2009

Revenues	$ 501,372	$ 425,344	$ 903,763	$ 786,353

Cost of revenues	309,300	259,316	558,122	486,928
Selling, general and administrative expenses	147,930	129,242	282,415	255,069
Depreciation	6,829	6,625	13,589	12,364
Amortization of intangible assets	5,258	4,732	10,009	11,253
Goodwill impairment charge	--	--	--	29,583
Acquisition-related items (1)	348	--	(4,211)	--
Operating earnings (loss)	31,707	25,429	43,839	(8,844)
Interest expense, net	4,579	3,040	8,655	5,694
Other expense (income)	1,280	(963)	2,912	(1,054)
Earnings (loss) before income tax	25,848	23,352	32,272	(13,484)
Income tax (2)	11,174	11,693	10,961	19,184
Net earnings (loss) from continuing operations	14,674	11,659	21,311	(32,668)
Discontinued operations, net of income tax (3)	--	692	--	(3,229)
Net earnings (loss)	14,674	12,351	21,311	(35,897)
Non-controlling interest share of earnings (loss)	3,924	2,812	8,272	(1,398)
Non-controlling interest redemption increment	5,930	8,931	6,220	10,847
Net earnings (loss) attributable to Company	4,820	608	6,819	(45,346)
Preferred share dividends	2,526	2,526	5,051	5,051
Net earnings (loss) attributable to common shareholders	$ 2,294	$ (1,918)	$ 1,768	$ (50,397)

Net earnings (loss) per common share
Basic
Continuing operations	$ 0.08	$ (0.08)	$ 0.06	$ (1.62)
Discontinued operations	--	0.01	--	(0.10)
	$ 0.08	$ (0.07)	$ 0.06	$ (1.72)

Diluted
Continuing operations	$ 0.08	$ (0.08)	$ 0.06	$ (1.62)
Discontinued operations	--	0.01	--	(0.10)
	$ 0.08	$ (0.07)	$ 0.06	$ (1.72)

Adjusted diluted net earnings per common share from continuing operations (4)	$ 0.48	$ 0.46	$ 0.63	$ 0.55

Weighted average common shares (thousands)
Basic	30,110	29,405	29,903	29,380
Diluted	30,371	29,427	30,152	29,388

Notes to Condensed Consolidated Statements of Earnings
(1) Acquisition accounting-related items include fair value adjustments on contingent acquisition consideration, settlements of contingent liabilities initially recognized at the acquisition date and transaction costs.
(2) Income tax expense for the three months ended June 30, 2010 includes a $2,572 valuation allowance related to deferred income tax assets (2009 -- $2,476); income tax expense for the six months ended June 30, 2010 includes a $6,470 valuation allowance (2009 -- $14,958).
(3) Amount shown is before NCI share. For the three months ended June 30, 2010, NCI share of discontinued operations was nil (2009 – $328); for the six months ended June 30, 2010, NCI share of discontinued operations was nil (2009 – ($275)).
(4) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	June 30, 2010	December 31, 2009

Assets
Cash and cash equivalents	$ 90,229	$ 99,778
Restricted cash	4,178	5,039
Accounts receivable	237,524	214,285
Inventories	10,763	9,458
Prepaid expenses and other current assets	52,709	53,733
Current assets	395,403	382,293
Other non-current assets	42,201	46,479
Fixed assets	79,181	75,939
Goodwill and intangible assets	530,206	504,819
Total assets	$ 1,046,991	$ 1,009,530

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$ 261,607	$ 269,668
Other current liabilities	32,940	29,008
Long-term debt - current	41,202	22,347
Current liabilities	335,749	321,023
Long-term debt - non-current	208,195	213,647
Convertible unsecured subordinated debentures	77,000	77,000
Other liabilities	39,055	27,606
Deferred income tax	39,768	40,052
Non-controlling interests	165,720	164,168
Shareholders' equity	181,504	166,034
Total liabilities and equity	$ 1,046,991	$ 1,009,530

Supplemental balance sheet information
Total debt	$ 326,397	$ 312,994
Total debt excluding convertible debentures	249,397	235,994
Total debt, net of cash	236,168	213,216
Total debt excluding convertible debentures, net of cash	159,168	136,216

Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended June 30		Six months ended June 30
(Unaudited)	2010	2009	2010	2009
Cash provided by (used in)

Operating activities
Net earnings (loss) from continuing operations	$ 14,674	$ 11,659	$ 21,311	$ (32,668)
Items not affecting cash:
Depreciation and amortization	12,087	11,357	23,598	23,617
Goodwill impairment charge	--	--	--	29,583
Deferred income tax	(2,833)	208	(3,226)	2,426
Other	2,869	265	(4,493)	1,116

Changes in operating assets and liabilities	13,878	71	(21,711)	(31,477)
Discontinued operations	--	2,060	--	(5,952)
Net cash provided by (used in) operating activities	40,675	25,620	15,479	(13,355)

Investing activities
Acquisition of businesses, net of cash acquired	(2,031)	(4,221)	(4,463)	(5,174)
Purchases of fixed assets	(8,827)	(7,107)	(15,120)	(11,315)
Other investing activities	4,243	(6,325)	4,913	(3,014)
Discontinued operations	--	(491)	--	(474)
Net cash used in investing activities	(6,615)	(18,144)	(14,670)	(19,977)

Financing activities
Increase in long-term debt, net	10,184	10,293	10,405	47,821
Purchases of non-controlling interests	(17,143)	(9,229)	(17,188)	(20,105)
Dividends paid to preferred shareholders	(2,526)	(2,526)	(5,051)	(5,051)
Other financing activities	(2,764)	(2,638)	(1,106)	(5,544)
Net cash provided by (used in) financing activities	(12,249)	(4,100)	(12,940)	17,121

Effect of exchange rate changes on cash	(1,781)	3,973	2,582	1,392

Increase (decrease) in cash and cash equivalents	20,030	7,349	(9,549)	(14,819)

Cash and cash equivalents, beginning of period including cash held by discontinued operations	70,199	57,881	99,778	80,049

Cash and cash equivalents, end of period including cash held by discontinued operations	$ 90,229	$ 65,230	$ 90,229	$ 65,230

Segmented Revenues, EBITDA and Operating Earnings
(in thousands of US dollars)

	Commercial Real Estate Services	Residential Property Management	Property Services	Corporate	Consolidated

Three months ended June 30
2010
Revenues	$ 217,143	$ 169,172	$ 115,019	$ 38	$ 501,372
EBITDA	13,056	16,505	19,275	(4,694)	44,142
Stock-based compensation					436
					44,578
Operating earnings	6,322	13,186	16,938	(4,739)	31,707

2009
Revenues	$ 142,750	$ 167,897	$ 114,833	$ 44	$ 425,524
EBITDA	(832)	16,894	22,727	(2,003)	36,786
Stock-based compensation					1,534
Cost containment	2,863				2,863
	2,031				41,183
Operating earnings	(6,773)	13,955	20,331	(2,084)	25,429

	Commercial Real Estate Services	Residential Property Management	Property Services	Corporate	Consolidated

Six months ended June 30
2010
Revenues	$ 371,228	$ 316,023	$ 216,431	$ 81	$ 903,763
EBITDA	13,909	28,126	30,155	(8,964)	63,226
Stock-based compensation					1,418
					64,644
Operating earnings	5,863	21,497	25,539	(9,060)	43,839

2009
Revenues	$ 261,059	$ 314,514	$ 210,715	$ 65	$ 786,353
EBITDA	(15,524)	28,428	36,234	(4,782)	44,356
Stock-based compensation					3,171
Cost containment	6,075				6,075
	(9,449)				53,602
Operating earnings	(58,489)	22,683	31,894	(4,932)	(8,844)
CONTACT:  FirstService Corporation
          Jay S. Hennick, Founder & CEO
          D. Scott Patterson, President & COO
          John B. Friedrichsen, Senior Vice President & CFO
          (416) 960-9500